September 30, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On July 17, 2013, the Registrant, on behalf of its series, Good Harbor Tactical Core Equity Income Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on August 26, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In Investment Objective, given that the Fund is an income fund, please revise the objective to indicate that there is an emphasis on income or revise the Fund’s name to indicate growth and income.

Response.  The Registrant has revised the investment objective as follows:

“Total return from capital appreciation with an emphasis on income.”

Comment 2.  In the Fee Table, please add a footnote reference to footnote 1 next to Acquired Fund Fees and Expenses.

Response.  The Registrant has made the change requested.

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Comment 3.  Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 4.  In Principal Investment Strategies, add an 80% investment policy pursuant to Rule 35d-1 to state that the Fund will invest 80% of its net assets plus borrowings in equity securities or modify the Fund’s name to remove reference to “Equity”.

Response.  The Registrant has added the 80% investment policy to the second paragraph after the bullet points as follows:

“Under normal market conditions, the Fund will invest at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) in equity securities. Equity securities may include common and preferred stock, American Depositary Receipts (“ADRs”), Master Limited Partnerships (“MLPs”), real estate investment trusts (“REITs”), U.S. royalty and Canadian royalty trusts and exploration production companies (“Energy Trusts”), exchange traded funds (“ETFs”) or exchange traded notes (“ETNs”). The Fund may invest no more than 25% of its total assets in the securities of MLPs and other entities treated as qualified publicly traded partnerships.  Option investments may include writing (selling) covered call options, purchasing calls and puts and making collar or spread trades.  Fixed income investments will generally include ETFs that track a treasury bond index and money market funds.  The Fund may invest in derivative investments such as swaps, structured notes, futures and options designed to provide exposure to a particular equity investment, option or a treasury bond index or to replicate the returns of such investment.”

Comment 5.  In Principal Investment Strategies, please add disclosure explaining how securities of the bulleted types of companies generate income for the Fund.

Response.  The Registrant has revised the disclosure as follows:

“Using a fundamental and quantitative approach, the Fund's investment Adviser, Good Harbor Financial, LLC (the “Adviser”), seeks to achieve the Fund's investment objective by tactically allocating the portfolio during favorable periods to equity investments whose revenues and earnings are derived from “tangible assets” such as real estate, infrastructure and basic materials that provide a steady dividend payout.”

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Comment 6. In Principal Investment Strategies, please describe any restrictions regarding maturity, duration or credit quality for the fixed income securities in which the Fund will invest.

Response.  The Registrant has revised the disclosure as follows:

“The allocation to equities is supplemented by an option strategy designed to produce income, enhance returns or limit equity losses.  During less favorable periods or when attractive investment opportunities are scarce, the Adviser will seek to reduce equity exposure and allocate the Fund’s assets to investment grade fixed income securities of any maturity or duration.”

Comment 7.  In Principal Investment Risks, revise Concentration Risk to clarify that it is not a reference to the Fund’s fundamental policy on concentration.

Response.  The Registrant has revised the disclosure as follows:

“Investment Focus Risk. The Fund’s strategy of focusing its investments in tangible asset companies means that the performance of the Fund will be closely tied to the performance of such investments. The Fund’s focus in real estate, infrastructure and basic materials presents more risk than if the Fund were broadly diversified over numerous industries and sectors of the economy.  An inherent risk associated with a concentrated investment focus is that the Fund may be adversely affected if a small number of its investments perform poorly.”

Comment 8.  In Principal Investment Risks, as risk is given for Options but not derivatives generally.  Please confirm supplementally that options are the only type of derivative in which the Fund may invest as part of its principal strategies.

Response.  The Adviser has confirmed to the Registrant that options are the only type of derivative in which the Fund will invest as part of its principal strategies.

Comment 9.  In Principal Investment Risks, if the Adviser to the Fund has managed mutual funds for less than a year, please include risk disclosure for a new Adviser.

Response.  The Registrant has added the following new risk:

“New Adviser Risk: The Adviser has a limited history of managing mutual funds for investors to evaluate.”

Prior Performance Information

Comment 10. Please modify the heading for this section to clarify that it is not the Fund’s prior performance information.

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Response. The Registrant has revised the heading for this section to be “Prior Performance of the Adviser.”

Comment 11. Please confirm supplementally that the composites had substantially similar investment objectives, policies, strategies and risks as the Fund and that all such accounts advised by the advisor have been included in the prior performance information shown. Also, please explain supplementally why the performance information was presented separately for the wrap and non-wrap composites.

Response.  The Adviser has confirmed to the Registrant that the composites had substantially similar investment objectives, policies, strategies and risks as the Fund and that all such accounts advised by the advisor have been included in the prior performance information shown. The performance information was presented separately for the wrap and non-wrap composites to comply with GIPS® requirements.

Comment 12. Please add disclosure indicating whether the accounts included in the composites had sales loads, and, if so, disclose whether they were included in the performance calculation.

Response. The Adviser has confirmed to the Registrant that the accounts included in the composites did not have sales loads, and the Registrant has revised the disclosure as follows:

“The net performance results are net of standard management and performance fees for the accounts. The composites did not charge a sales load. Results include the reinvestment of dividends and capital gains.”

Comment 13. Confirm supplementally that the performance will show 1, 5 and 10 year or since inception performance information for the composites.

Response.  The Registrant so confirms.

SAI:

Comment 14.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

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1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP

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